SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. __________)1

ELOQUENT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290140 10 2

(CUSIP Number)

copies to:
Clifford A. Reid Eloquent, Inc. 1730 South El Camino Real San Mateo, CA 94402 (650) 294-6500	Jodie Bourdet, Esq. Cooley Godward LLP One Maritime Plaza, 20th Floor San Francisco, CA 94111 (415) 693-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Commissions)

January 8, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

1     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290140 10 2	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Clifford A. Reid

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		2,433,314*

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

2,433,314*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,433,314*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.57%

14	TYPE OF REPORTING PERSON

IN

* Includes 2,108,314 shares beneficially owned directly by The Clifford A. Reid Living Trust. Reporting person is the sole trustee of The Clifford A. Reid Living Trust. Also includes 325,000 shares underlying currently exercisable stock options granted to Dr. Reid.

2.

     This Schedule 13D amends and supplements the Schedule 13G originally filed on February 12, 2001 as amended and supplemented on February 12, 2002 by Amendment No. 1 and is being filed on behalf of Clifford A. Reid, Ph.D.

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Company Common Stock”) of Eloquent, Inc. (“Company”). The principal executive offices of the Company are located at 1730 South El Camino Real, San Mateo, CA 94402.

Item 2. Identity and Background

(a)–(c)	The undersigned, Clifford A. Reid, Ph.D., hereby files this Schedule 13D as an individual. The principal business and office address for Dr. Reid is c/o Eloquent, Inc., 1730 South El Camino Real, San Mateo, CA 94402. Dr. Reid is employed as the Chairman and CEO of the Company.

(d)	During the past five years, Dr. Reid has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Dr. Reid has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Reid is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     To facilitate the consummation of the Merger (as defined in Item 4 below), Dr. Reid has entered into a stockholder agreement as described in Item 4.

Item 4. Purpose of Transaction

     The Company entered into an Agreement and Plan of Merger, dated as of January 8, 2003, among Open Text Corporation, a corporation formed under the laws of Ontario (“Parent”), 1220 Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquiror”), and the Company (the “Merger Agreement”). Upon the terms and subject to the conditions of the Merger Agreement, Acquiror shall be merged with and into the Company (the “Merger”). Following the Merger, the separate corporate existence of Acquiror shall cease and the Company shall continue as the surviving corporation and shall succeed to and assume all rights and obligations of Acquiror in accordance with the General Corporation Law of the State of Delaware. Pursuant to the Merger Agreement, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger shall be automatically converted into the right to receive a ratable portion of (1) $6,720,000, minus (2) the Net Cash Shortfall, as defined in accordance with the Merger Agreement.

     The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of Parent and Acquiror and closing conditions for the benefit of the Company, as set forth in Sections 6.1, 6.2 and 6.3 of the Merger Agreement.

3.

     The foregoing description of the transactions contemplated by the Merger Agreement contained in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

     In connection with the execution and delivery of the Merger Agreement, Dr. Reid entered into a stockholder agreement, dated as of January 8, 2003, with Parent and Acquiror (the “Stockholder Agreement”) concerning 2,433,314 shares of Company Common Stock held by Dr. Reid, as well as any other shares of capital stock of the Company acquired by Dr. Reid after the date of and during the term of the Stockholder Agreement (collectively, the “Subject Shares”). Pursuant to the Stockholder Agreement, Dr. Reid has agreed to vote the Subject Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and against any competing transaction or proposal or frustrating transaction. Pursuant to the Stockholder Agreement, Dr. Reid has also delivered to Acquiror an irrevocable proxy granting Acquiror the authority to vote the Subject Shares with respect to the matters described above. Acquiror did not pay any additional consideration to Dr. Reid in connection with the execution and delivery of the Stockholder Agreement or his irrevocable proxy. The Stockholder Agreement terminates upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

     The description of the transactions contemplated by the Stockholder Agreement contained in this Item 4 is qualified in its entirety by reference to the full text of the Stockholder Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2 and incorporated herein by reference.

     Other than as set forth above, Dr. Reid currently has no plan or proposal which relates to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Dr. Reid is the beneficial owner of 2,433,314 shares of Common Stock of the Company, or approximately 12.57% of the Common Stock outstanding of the Company. Of the shares beneficially owned, 1,584,000 shares are beneficially owned directly by The Clifford A. Reid Living Trust. Dr. Reid is the sole trustee of The Clifford A. Reid Living Trust. The total shares beneficially owned also includes 325,000 shares underlying currently exercisable stock options granted to Dr. Reid.

(b)	Pursuant to the Stockholder Agreement described in Item 4 above, Dr. Reid has shared power to direct the vote of the shares beneficially held by him. Pursuant to the Stockholder Agreement, Dr. Reid has agreed to restrictions on his dispositive power over the shares.

(c)	Not applicable.

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described in Item 4 above, to the best knowledge of Dr. Reid, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the Company’s securities, finder’s fees, joint ventures, loan

4.

or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material To Be Filed as Exhibits

Exhibit No.	Description

99.1	Agreement and Plan of Merger dated as of January 8, 2003 (the “Merger Agreement”) among Parent, Acquiror and the Company.

99.2	Stockholder Agreement dated as of January 8, 2003 by Dr. Clifford A. Reid for the benefit of Parent and Acquiror.

Item 8. Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2003

(Date)

/s/ Clifford A. Reid

(Signature)

Clifford A. Reid

(Name/Title)

5.